ANNUAL INFORMATION FORM

(“AIF”)

of

CANARC  RESOURCE  CORP.

(the “Issuer”, “Company” or “Canarc”)

Suite #301 - 700 West Pender Street

Vancouver, BC, Canada

V6C 1G8

Phone:   (604) 685-9700

Fax:       (604) 685-9744

Dated:  March 25, 2009

TABLE OF CONTENTS

ITEM 1:     PRELIMINARY NOTES

1

1.1     Incorporation of Financial Statements, Proxy Circular and Other Documents

1

1.2     Date of Information

2

1.3     Glossary of Terms

2

1.4     Conversion Table

3

1.5     Currency

3

ITEM 2:     CORPORATE STRUCTURE

3

2.1     Name, Address and Incorporation

3

2.2     Intercorporate Relationships

3

ITEM 3:     GENERAL DEVELOPMENT OF THE BUSINESS

4

3.1     Three-Year History

4

3.2     Significant Acquisitions

7

ITEM 4:     DESCRIPTION OF THE BUSINESS

7

4.1     General Description

7

4.2     Risk Factors Relating to the Issuer’s Business

8

4.3     Asset-backed Securities Outstanding

11

4.4     Material Mineral Projects

11

4.5     Other Mineral Projects

16

ITEM 5:     DIVIDENDS

19

5.1     Dividends

19

ITEM 6:     DESCRIPTION OF CAPITAL STRUCTURE

19

6.1     General Description of Capital Structure

19

6.2     Constraints

20

6.3     Ratings

20

ITEM 7:     MARKET FOR SECURITIES

20

7.1     Trading Price and Volume

20

ITEM 8:     ESCROWED SECURITIES

21

8.1     Escrowed Securities

21

ITEM 9:     DIRECTORS AND OFFICERS

21

9.1     Name, Occupation and Security Holding

21

9.2     Cease Trade Orders, Bankruptcies, Penalties or Sanctions

23

9.3     Conflicts of Interest

24

ITEM 10:     PROMOTERS

24

10.1     Promoters

24

ITEM 11:     LEGAL PROCEEDINGS

24

11.1     Legal Proceedings

24

11.2     Regulatory Actions

24

ITEM 12:     INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

25

12.1     Interest of Management and Others in Material Transactions

25

ITEM 13:     TRANSFER AGENT AND REGISTRAR

25

13.1     Transfer Agent and Registrar

25

ITEM 14:     MATERIAL CONTRACTS

25

14.1     Material Contracts

25

ITEM 15:     INTERESTS OF EXPERTS

26

15.1     Names of Experts

26

15.2     Interests of Experts

26

ITEM 16:     ADDITIONAL INFORMATION

26

16.1     Additional Information

26

16.2     Audit Committee

27

CAUTION – FORWARD LOOKING STATEMENTS

Certain information, estimates and projections contained herein constitute forward-looking statements regarding the Issuer, its operations and projects.  All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, are forward-looking statements which involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.

Such risk factors and uncertainties include fluctuations in precious metal prices, the unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral resources, higher capital and operating costs, risks associated with exploration operations and other risk factors, as discussed in the Issuer’s filings with Canadian and American securities regulatory agencies.  The Issuer disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

ITEM 1:     PRELIMINARY NOTES

1.1     Incorporation of Financial Statements, Proxy Circular and Other Documents

The information provided in the Annual Information Form (“AIF”) is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF.  These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Canarc Resource Corp. (the “Issuer”, the “Company” or “Canarc”).  The documents listed below are not contained within nor attached to this document.  The documents may be accessed by the reader as follows:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document Name which may be viewed at the SEDAR website at “www.sedar.com” (or alternative location for non-SEDAR documents)

Audited annual financial statements (most recent) and management discussion and analysis	December 31, 2008	March 27, 2009	Audited Annual Financial Statements – English and Management Discussion and Analysis – English
NI 43-101 Report titled “Summary Report on the Benzdorp Project Suriname”. The related Qualification Certificate and Consent Letter of the author were posted to SEDAR on, or about, the same date	March 22, 2008	March 28, 2008	Technical Report (NI 43-101) – English

NI 43-101 Report titled “Report on the 2007 Exploration Program on the Los Arrastres Property”.

The related Qualification Certificate and Consent Letter of the author were posted to SEDAR on, or about, the same date

	March 15, 2008	March 28, 2008	Technical Report (NI 43-101) – English
NI 43-101 Report titled “New Polaris Project - Preliminary Assessment”. The related Qualification Certificate and Consent Letter of the author were posted to SEDAR on, or about, the same date	October 4, 2007	October 10, 2007	Technical Report (NI 43-101) – English
NI 43-101 Report titled “Resource Potential New Polaris Project”. The related Qualification Certificate and Consent Letter of the author were posted to SEDAR on, or about, the same date	March 14, 2007	March 16, 2007	Technical Report (NI 43-101) – English
Management Information Circular	April 3, 2008	April 10, 2008	Management Proxy / Information Circular - English

Canarc Resource Corp.

News Releases for 2009 and 2008	Various dates	Press Release – English

1.2     Date of Information

All information in this AIF is as of March 25, 2009 unless otherwise indicated and the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2008, being the date of the Issuer’s most recently completed financial year end.

1.3     Glossary of Terms

Certain terms used throughout this AIF are defined below:

“affiliate”	In respect of any company or corporation, another company or corporation which is its parent or subsidiary or which is controlled by the same person who controls it.
“g/t” and gpt	Grams per metric tonne.
“management committee”

A committee established under a joint venture agreement which determines the overall objectives of the venture, including the scope, size and nature of work programs.  Each participant in the joint venture is represented on such committee and, unless otherwise set out in the joint venture agreement, voting is in proportion to the participants’ respective property interests, and all or most decisions are made by simple majority.

“mineralization”	A natural aggregate of one or more valuable minerals.
“net profit interest” or “NPI”

A specified percentage of the entire proceeds received from a mine’s production less capital costs, labour and materials for the mining and treating of ore.  Costs also usually include transportation to the point of sale, geological, assaying and local overhead expenses.

“net smelter return royalty” (“NSR”)

A phrase used to describe a royalty payment made by a producer of metals, usually to a previous property owner, based on gross mineral production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

“operator”	The party in a joint venture which carries out the operations of the joint venture.
“ore”	A natural aggregate of one or more minerals which may be mined and sold at a profit.
“ounces”	Troy ounces.
“semivariogram”	A mathematical function used to quantify the dissimilarity between groups of values.
“ton”	2,000 pounds or 907 kilograms.
“tonnage” and “grade”	The quantity of ore reserves and the amount of gold and silver (or other products) contained in such reserves and include estimates for mining dilution but not for other processing losses.

Canarc Resource Corp.

“tonne”	2,205 pounds or 1,000 kilograms.
“wt%”	Percentage by weight.

1.4     Conversion Table

In this AIF, a combination of Imperial and metric measures is used with respect to mineral properties located in Canada.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure	Metric Unit	Metric Measure	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

1.5     Currency

Unless otherwise indicated, all dollar amounts are stated in United States dollars.

ITEM 2:     CORPORATE STRUCTURE

2.1     Name, Address and Incorporation

The Issuer was incorporated under the laws of British Columbia on January 22, 1987 under the name, “Canarc Resource Corp.”, by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  The Issuer is a reporting company in British Columbia, Ontario, Alberta, Saskatchewan and Nova Scotia, and became a reporting company under the United States Securities Act of 1934 upon filing its Form 20F registration statement dated October 9, 1990.

The Issuer’s address is as follows:

Head office:

Suite 301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Registered and records office:

VECTOR Corporate Finance Lawyers

Suite 1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

2.2     Intercorporate Relationships

The Issuer carries on its business in large part through a number of subsidiaries, held either directly or indirectly, and which are wholly owned unless otherwise noted as follows:

New Polaris Gold Mines Ltd. (“New Polaris”) is a corporation formed through the amalgamation of 2820684 Canada Inc. (“2820684”), a former wholly-owned subsidiary of the Issuer which was incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc.

Canarc Resource Corp.

Caza Gold Corp. (“Caza Gold”) is a company duly incorporated under the laws of British Columbia on November 15, 2007.  The Issuer previously held a 100% interest of the issued and outstanding shares but was divested to a 11% interest as at December 31, 2008 pursuant to a Plan of Arrangement (the “Arrangement”) which closed in 2008.

Minera Canarc de Mexico SA de CV (“Minera Canarc”) is company duly incorporated under the laws of Mexico on August 4, 2006.  The Issuer previously held a 100% interest of the issued and outstanding shares, all of which was transferred to Caza pursuant to the Arrangement which closed in 2008.

Canarc (Barbados) Mining Ltd. is a company duly incorporated under the laws of Barbados on July 26, 1993.  The Issuer owns 100% of the issued and outstanding shares.

Canarc Suriname (Barbados) Ltd. is a company duly incorporated under the laws of Barbados on January 26, 1994.  The Issuer owns 100% of the issued and outstanding shares.

Carib Industries Ltd. (“Carib Industries”) is a company duly incorporated under the laws of the Cayman Islands, B.V.I., on January 17, 1990.  The Issuer previously held a 78.5% interest of the issued and outstanding shares, all of which were disposed in 2008.

Aztec Metals Corp. (“Aztec Metals”) is a company duly incorporated under the Laws of Barbados on February 2, 1996 and continued into the province of British Columbia on January 7, 2000.  The Issuer previously owned 63% of the issued and outstanding shares of Aztec Metals which interest was diluted to 27% in November 2005 and then further diluted to 19% in March 2006.  As at December 31, 2008, the Issuer has a 13% interest in Aztec Metals.

Canarc van Suriname N.V. is a company duly incorporated under the laws of Suriname on November 10, 1995.  The Issuer owns 100% of the issued and outstanding shares.

Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”) is a company duly incorporated under the laws of Suriname on January 9, 1995.  The Issuer previously owned 80% of the issued and outstanding shares.  In April 2006, the Issuer transferred all its interest in Sara Kreek Resource to its previous partner, Suriname Wylap Development N.V. (“Wylap Development”), in settlement of all claims, loans and advances owed to the Issuer.

Benzdorp Gold N.V. (“Benzdorp Gold”) is a company duly incorporated under the laws of Suriname on February 4, 2004.  The Issuer owns 40% of the voting shares with the right to acquire an additional 40%.

ITEM 3:     GENERAL DEVELOPMENT OF THE BUSINESS

3.1     Three-Year History

The Issuer commenced operations in 1987 and, since inception, has been engaged in the business of the acquisition, exploration and, if warranted, development of precious metal properties.  The Issuer currently owns or holds, directly or indirectly, interests in precious metal properties, as follows:

-

New Polaris property in British Columbia, Canada, and

-

GNC (Eskay Creek) property in British Columbia, Canada.

The New Polaris property is viewed as the material property of the Issuer.

Over the course of the past three years, the Issuer has been engaged in mineral exploration and development in Canada, Mexico, and Suriname.  Events affecting the development of the Issuer’s business over the last three years are set out below and in Item 4.

Mr. John McClintock was appointed as President of the Issuer as of  January 1, 2006.

In 2006, the Issuer granted the following stock options:

Canarc Resource Corp.

-

50,000 options were granted in February 2006 with an exercise price of CAD$0.67 and an expiry date of February 13, 2008;

-

20,000 options were granted in April 2006 with an exercise price of CAD$0.82 and an expiry date of April 3, 2007;

-

1,400,000 options were granted in June 2006 with an exercise price of CAD$0.69 and an expiry date of June 29, 2011;  and

-

20,000 options were granted in September 2006 with an exercise price of CAD$0.71 and an expiry date of September 11, 2008.

In March 2006, the Issuer closed brokered and non-brokered private placements.  The brokered private placement was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, with a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007 and a fair value of CAD$43,890 which have been recorded in share capital on a net basis.  The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

In March 2006, Aztec Metals closed a private placement for 3,675,000 units at CAD$0.30 per unit with each unit comprised of one common share and one-half of a share purchase warrant, which diluted the Issuer’s interest in Aztec Metals to 19% at that time.

On April 15, 2006, the Issuer entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Issuer received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Issuer.  In 2008, the Issuer received a royalty of $50,000 (2007 - $50,000 and 2006 - $50,000).

In October 2006, the Issuer closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  Finders’ fees comprised of CAD$208,196 in cash and 247,800 warrants were issued;  each warrant is exercisable to acquire one non-flow through common share at CAD$0.82 until October 18, 2007 and a fair value of CAD$44,604 which have been recorded in share capital on a net basis.  The non-flow through private placement was for 700,000 non-flow through units at CAD$0.75 per unit for gross proceeds of CAD$525,000.  Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007.  A finder’s fee of CAD$5,850 was paid.

In February 2007, Mr. Bruce Bried replaced Mr. John McClintock as President and Chief Operating Officer, and in March 2007, Mr. Garry Biles was appointed Vice-President, Mining.

In 2007, the Issuer granted the following stock options:

-

325,000 options were granted in January 2007 with an exercise price of CAD$0.74 and an expiry date of January 26, 2012;

-

1,115,000 options were granted in June 2007 with an exercise price of CAD$0.54 and an expiry date of June 15, 2012, of which 250,000 options vest on June 15, 2008 and 250,000 options vest on June 15, 2009;  and

-

750,000 options were granted in September 2007 with an exercise price of CAD$0.46 and an expiry date of September 26, 2012.

Canarc Resource Corp.

In February 2007, the Issuer entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor retained a 2% NSR and the Issuer had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza Gold.

In March 2007, the Issuer entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Issuer issued 30,000 shares at a deemed value of CAD$0.63 per share in 2007.  The vendors retained a 2 ½ % net smelter return royalty (“NSR”), and the Issuer had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Issuer at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Issuer terminated its efforts to enter into a formal agreement, and the Issuer wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury and cancelled.

In May 2007, the Issuer entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza Gold.

In May 2007, the Issuer exercised its warrants for 500,000 common shares of Aztec Metals at an exercise price of CAD$0.12.  As at December 31, 2008, the Issuer has an interest of 13% in Aztec Metals.

In July 2007, the Issuer closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

In September 2007, the Issuer entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  The Issuer issued 15,000 common shares at a deemed value of CAD$0.45 per share in 2007.  Pursuant to the Arrangement which closed in June 2008, the property was transferred to Caza Gold.

In December 2007, the Issuer’s wholly-owned subsidiary at that time, Caza Gold, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 are from directors and officers of the Issuer.  The loans were repayable on demand and bore an interest rate of 9% per annum.

In April 2008, Minera Canarc entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a 4 year period and issuing $50,000 in shares over a 12 month period.  The vendors retained a 3% NSR.  An initial payment of US$15,000 was paid upon the signing of the option agreement.

In May 2008, the Issuer granted 1.8 million stock options with an exercise price of CAD$0.29 and an expiry date of May 15, 2013, and which are subject to a vesting provision whereby 20% of the options vest immediately and 20% vest every six months.

In June 2008, Mr. Garry Biles replaced Mr. Bruce Bried as President and Chief Operating Officer, and Mr. Bruce Bried was nominated to the Board of Directors.

On June 25, 2008, the Issuer proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza Gold whereby approximately 83% of the Issuer’s interest in Caza Gold was distributed to the shareholders of the Issuer.  Under the Arrangement, the Issuer transferred all its interest in its wholly-owned Mexican subsidiary, Minera

Canarc Resource Corp.

Canarc, which holds all the rights to the Mexican gold exploration properties to Caza Gold in return for 14,346,527 shares of Caza Gold, of which the Issuer distributed 11,950,577 Caza Gold shares by way of a dividend in kind to the Issuer’s shareholders on the basis of one share of Caza Gold for every six shares of the Issuer held by shareholders as of the dividend record date.  As at December 31, 2008, the Issuer held 2,396,050 Caza Gold shares representing approximately 11% interest in Caza.  The property interests which were transferred from the Issuer to Caza Gold include Los Arrastres, Santiago and Santiago Fraction properties.

In July 2008 as amended in December 2008, the Issuer entered into a purchase and sale agreement for the sale of all its 78.5% interest in Carib Industries which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

In November 2008, Smythe Ratcliffe LLP replaced KPMG LLP as auditors for the Issuer.

In December 2008, the Issuer closed a non-brokered private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

The Issuer wrote off the Benzdorp property at December 31, 2008.

3.2     Significant Acquisitions

There were no significant acquisitions completed by the Issuer during its most recently completed fiscal year ended December 31, 2008 other than as provided in this AIF.

ITEM 4:     DESCRIPTION OF THE BUSINESS

4.1     General Description

The Business of the Issuer

The principal business of the Issuer is the acquisition, exploration and/or, if warranted, development of natural resource properties of merit.  The Issuer intends to seek and to acquire additional properties worthy of exploration.

The Issuer is a Canadian mineral exploration company currently engaged in the acquisition, exploration and, if warranted, development of precious metal properties in North America.  The Issuer owns or holds, directly or indirectly, interests in the following projects:

-

100% ownership of the New Polaris property, British Columbia, Canada, and

-

33.3% carried interest in the GNC (Eskay Creek) property in British Columbia, Canada.

Details of the Issuer’s interests in various mineral properties are provided in Items 4.4 and 4.5.

The Issuer acquires properties by staking initial claims, negotiating for permits from government authorities, negotiating with holders of claims or permits, or purchasing companies with claims or permits.  On these properties, the Issuer explores for minerals on its own or in joint ventures with others.  Exploration for metals usually includes surface sampling, airborne and/or ground geophysical surveys and drilling.  The Issuer is not limited to any particular metal or region, but the corporate focus is on precious metals in the North America.

Trends

Gold prices continued to show strength as the cumulative annual average increased from $603 in fiscal 2006 to $695 in fiscal 2007 and $872 in fiscal 2008, closing at $929 on March 25, 2009.  Gold prices achieved new highs in each

Canarc Resource Corp.

of the past several years.  In May 2006, prices reached a high of $725, and $841 in November 2007 before reaching a high of $1,011 in March 2008.

The Issuer continues to foresee favourable opportunities to finance the mineral exploration and development efforts on its gold properties, and also to evaluate and to consider new acquisitions in the gold arena as a result of heightened gold prices.

The Issuer has determined that the heightened price of gold bullion has continued to increase and favourable exchange rates will contribute to make gold exploration in British Columbia increasingly attractive and will facilitate opportunities for the development of its New Polaris property.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities.  As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Issuer may be unable to compete for, nor acquire rights to, and exploit attractive mining properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Issuer will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter and can be foreboding.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations.  To the best knowledge of the Issuer, it is in compliance with all environmental laws and regulations in effect in those countries where its properties are located.

Number of Employees

As of March 25, 2009, the Issuer had only one full time employee and five other part-time staff personnel.

Plan of Arrangement

On June 25, 2008, the Issuer closed the Arrangement with Caza Gold whereby approximately 83% of the Issuer’s interest in Caza Gold was distributed to the shareholders of the Issuer.  Under the Arrangement, the Issuer transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc, which holds all the rights to the Mexican gold exploration properties to Caza Gold in return for 14,346,527 shares of Caza Gold, of which the Issuer distributed 11,950,577 Caza Gold shares by way of a dividend in kind to the Issuer’s shareholders on the basis of one share of Caza Gold for every six shares of the Issuer held by shareholders as of the dividend record date.  As at December 31, 2008, the Issuer held 2,396,050 Caza Gold shares representing approximately 11% interest in Caza Gold.  The property interests which were transferred from the Issuer to Caza Gold include Los Arrastres, Santiago and Santiago Fraction properties.

4.2     Risk Factors Relating to the Issuer’s Business

The Issuer’s ability to generate revenues and profits from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Precious and Base Metal Price Fluctuations

The Issuer does not have any precious and base metal mining operations.  The profitability of any such operations in which the Issuer has an interest will be significantly affected by changes in the market prices of precious and base metals.  Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Issuer such as the level of interest rates, the rate of inflation, central bank transactions, world supply of precious and base metals, foreign currency exchange

Canarc Resource Corp.

rates, international investments, monetary systems and political developments.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving adequate returns on invested capital or the investments retaining their respective values.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions can occur.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material, adverse effect on the Issuer’s financial position.

Exploration and Development

There are no known reserves of commercial ore on the Issuer’s mineral properties.  Development of the Issuer’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development are speculative in nature and involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Issuer’s mineral exploration and development activities will result in any discoveries of reserves of commercial ore.  The long-term profitability of the Issuer’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources and reserves through drilling and development and for mining and processing facilities and infrastructure.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Issuer’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation of reserves and resources and their corresponding metal grades to be mined and recovered.  Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Issuer.

Canarc Resource Corp.

Government Regulation

Operations, development and exploration on the Issuer’s properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Issuer’s operations.

The activities of the Issuer require licenses and permits from various governmental authorities.  While the Issuer currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Issuer will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Environmental Factors

All phases of the Issuer’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer’s operations.  Environmental hazards may exist on the Issuer’s properties which are unknown to the Issuer at present which have been caused by previous or existing owners or operators of the properties.

Title to Assets

Although the Issuer has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of such claims may be in doubt.  The Issuer’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.

Uncertainty of Funding

The Issuer’s current operations do not generate any positive cash flow and it is not anticipated that any positive cash flows will be generated in the near future.  The Issuer has limited financial resources, and the mineral claims in which the Issuer has an interest and an option to acquire an interest require financial expenditures to be made by the Issuer.  There can be no assurance that adequate funding will be available to the Issuer so as to exercise its option or to maintain its interests once those options have been exercised.

Further exploration work and development of the properties in which the Issuer has an interest or option to acquire depend upon the Issuer’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means.  Failure to obtain financing on a timely basis could cause the Issuer to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Issuer competes with many companies possessing greater financial resources and technical facilities than itself.  Competition in the mining business could adversely affect the Issuer’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Issuer may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Issuer may have its interest in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Issuer may be unable to finance the cost required to complete recommended programs.

Potential Conflicts of Interest

Canarc Resource Corp.

The directors and officers of the Issuer may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests.  This may result in certain conflicts of interest.  To the extent that such other companies may participate in ventures in which the Issuer is also participating, such directors and officers of the Issuer may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation.  The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Issuer and its shareholders.  However, in conflict of interest situations, directors and officers of the Issuer may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.  There is no assurance that the needs of the Issuer will receive priority in all cases.  From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to:  (i) participate in larger programs;  (ii) acquire an interest in a greater number of programs;  and (iii) reduce their financial exposure to any one program.  A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.  In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Issuer will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

4.3     Asset-backed Securities Outstanding

Not applicable.

4.4     Material Mineral Projects

4.4.1     New Polaris Gold Project, British Columbia, Canada

The information in this section have been derived from and is based on the assumptions, qualifications and procedures set out in the following technical reports:

-

Technical Report titled “Resource Potential, New Polaris Project” (the “Report on the New Polaris Resource Potential”) dated March 14, 2007 and prepared by R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, who are independent Qualified Persons as defined by National Instrument 43-101 (“NI 43-101”) and was prepared in compliance with NI 43-101, to the best of the Issuer’s knowledge;  and

-

Technical Report titled “New Polaris Project – Preliminary Assessment” (the “Report on the Preliminary Assessment for New Polaris”) dated October 4, 2007, and was commissioned by Moose Mountain Technical Services (“Moose Mountain”) as independent consultants to work with the Issuer’s personnel in developing the conceptual mine plan and mining capital and operating costs;  Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs;  and Beacon Hill Consultants (1988) Ltd. for the financial analysis, and was prepared in compliance with NI 43-101, to the best of the Issuer’s knowledge.  J.H. (Jim) Gray, P.Eng. of Moose Mountain is the Qualified Person for the Preliminary Assessment Report.

The following is the executive summary from the Report on the New Polaris Resource Potential.  In addition, the Report on the New Polaris Resource Potential has been specifically incorporated by reference into this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Report on the New Polaris Resource Potential.  See Item 1.1 “Incorporation of Financial Statements, Proxy Circular and Other Documents”.

Summary from the Report on the New Polaris Resource Potential

Canarc Resource Corp.

New Polaris (formerly Polaris-Taku) is an early Tertiary mesothermal gold mineralized body located in northwestern British Columbia about 100 kilometres south of Atlin, BC and 60 kilometres northeast of Juneau, Alaska. The nearest roads in the area terminate twenty kilometers due south of Atlin and 10 kilometres southeast of Juneau. Access at the present time is by aircraft. A short airstrip for light aircraft exists on the property.

The deposit was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing a total of 740,000 tonnes of ore at an average grade of 10.3g/t gold.

The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres. All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc Resource Corp. subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd.  Canarc can reduce this net profit interest to a 10% net profit.

The deposit is composed of three sets of veins (quartz-carbonate stringers in altered rock), the “AB” veins are northwest striking and southwest dipping, the “Y” veins are north striking and dipping steeply east and finally the “C” veins are east-west striking and dipping to the south to southeast at 65º to vertical. The “C” veins appear to hook around to the north and south into the other two sets of veins so that their junctions form an arc. The gold is refractory and occurs dominantly in finely disseminated arsenopyrite grains that mineralize the altered wallrock and stockwork veins. The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite. The zones of mineralization range from 15 to 250 metres in length and 0.3 to 14 metres in width.

Canarc explored the “C” vein system between 1988 and 1997, and carried out infill drilling in 2003 through 2006, to better define the continuity and grade of the vein systems.

An updated resource estimate was prepared by Giroux Consultants Ltd. using ordinary kriging of 192 recent drillholes and 1,432 gold assay intervals constrained within four main vein segments as modeled in 3D by Canarc geologists. The total New Polaris database consists of 1,056 diamond drillholes with a total of 31,514 sample intervals.

The geologic continuity of the C vein has been well established through historic mining and diamond drilling. Grade continuity was quantified using a geostatistical method called the semivariogram, which measures distances (ranges) and directions of maximum continuity. The four principle veins in the semivariogram model produced ranges between 50 and 90 metres, along strike and down plunge.

For this study, the classification for each resource block was a function of the semivariogram range. In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ of the semivariogram range were classed as indicated, and all other blocks estimated were classed as inferred.

The following tables list the undiluted resource estimate, including the “C” vein west (CWM) from the –90m elevation down, and the “C” vein east (CLOE and CHIE) from the –135m elevation down (the elevations, –90m in the west, and –135m in the east, represent the lower elevations of previous mine development and production. The resource potential above these elevations has been discounted in this study, but are listed in the History item, Section 8).

Measured, undiluted resource
Cutoff grade, g/t Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Metal (oz)
2.00	390,000	9.48	119,000
4.00	330,000	10.62	113,000
6.00	271,000	11.89	104,000
8.00	203,000	13.54	88,000

Indicated, undiluted resource

Canarc Resource Corp.

Cutoff grade, g/t Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Metal (oz)
2.00	1,280,000	10.97	451,000
4.00	1,180,000	11.65	442,000
6.00	1,017,000	12.71	416,000
8.00	806,000	14.22	368,000

Measured + Indicated, undiluted resource
Cutoff grade, g/t Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Metal (oz)
2.00	1,670,000	10.62	570,000
4.00	1,510,000	11.42	555,000
6.00	1,288,000	12.54	519,000
8.00	1,009,000	14.08	457,000

Inferred, undiluted resource
Cutoff grade, g/t Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Metal (oz)
2.00	2,060,000	10.52	697,000
4.00	1,925,000	11.03	683,000
6.00	1,628,000	12.15	636,000
8.00	1,340,000	13.27	571,000

The deposit represents an important gold resource and follow-up work should include underground development, test mining and related engineering, economic and environmental studies.

The foregoing was a summary from the Report on the New Polaris Resource Potential, a full text of which is available on SEDAR.  See Item 1.1.

The following summary discusses the results from the Report on the Preliminary Assessment for New Polaris.  In addition, the Report on the Preliminary Assessment for New Polaris has been specifically incorporated by reference into this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Report on the Preliminary Assessment for New Polaris.  See Item 1.1 “Incorporation of Financial Statements, Proxy Circular and Other Documents”.

Summary of the Report on the Preliminary Assessment for New Polaris

In the third quarter of 2007, the Issuer commissioned a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property.  At a US$650 per oz gold price, the project generated an after-tax net present value (NPV) with an 8% discount rate of CAD$8.3 million and after-tax internal rate of return (IRR) of 11.1%.  The Report on the Preliminary Assessment for New Polaris is available at www.sedar.com.

The base case production model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

Canarc Resource Corp.

The base case financial parameters are as follows:
Gold Price	US$650 per oz
Exchange Rate	US$0.90 = CAD$1.00
Capital Cost	CAD$90.5 million
Cash Cost	US$327 per oz (excluding offsites)

Pre-Tax After-Tax
Net Present Value (NPV) (0%)	CAD$60.4 million CAD$40.9 million
NPV (5%)	CAD$32.6 million CAD$18.4 million
NPV (8%)	CAD$20.3 million CAD$8.3 million
NPV (10%)	CAD$13.4 million CAD$2.7 million

Pre-Tax After-Tax
Internal Rate of Return	14.9% 11.1%
Payback Period	3.8 years 4.7 years

The preliminary assessment indicates that the New Polaris base case production model and financial parameters have positive potential and therefore further work was recommended to optimize the project and to complete a feasibility study.  The preliminary assessment is based on resources, not reserves, and a portion of the modeled resources to be mined are in the inferred resource category.  Resources are normally considered too speculative geologically to have economic considerations applied to them so the project does not yet have proven economic viability.  The CAD$90.5 million capital costs include CAD$19 million to complete a feasibility study, as well as the capital needed to purchase equipment, further develop the mine and construct the plant and site infrastructure.  The US$327 per oz cash cost includes site related costs prior to the shipping and sale of concentrates.  Offsite costs for concentrate transportation and processing are treated as deductions against sales.  The NPVs are life of mine net cash flows shown at various discount rates.  The IRR assumes 100% equity financing.

The foregoing was a discussion and summary from the Report on the Preliminary Assessment for New Polaris, a full text of which is available on SEDAR.  See Item 1.1.

In January 2009, the Issuer completed a revised preliminary assessment from recent optimization efforts which improved the project’s economics.  The combination of new off-site treatment terms, an increased gold price and a decreased Canadian dollar exchange rate have a positive impact on the economics for the New Polaris gold project.  At a US$750 per oz gold price and a US$/CAD$ exchange rate of 0.80, the project generates a pre-tax NPV of CAD$131.2 million and a pre-tax IRR of 28.8%.  This compares to a pre-tax NPV of CAD$60.4 million and a pre-tax IRR of 14.9% at a US$650 per oz gold price and a US$/CAD$ exchange rate of 0.90 when the preliminary assessment study was completed in 2007.

The comparative financial parameters are:

	Revised Financial Parameters (January 2009)	Initial Financial Parameters (October 2007)
Gold Price	US$750 per oz	US$650 per oz
Exchange Rate	US$0.80 = CAD$1.00	US$0.90 = CAD$1.00
Capital Cost	CAD$90.5 million	CAD$90.5 million
Cash Cost	US$329 per oz (excluding off-sites)	US$327 per oz (excluding offsites)

	Pre-Tax	Pre-Tax
Net Present Value (NPV) (0%)	CA$131.2 million	CAD$60.4 million
NPV (5%)	CA$87.5 million	CAD$32.6 million
NPV (8%)	CA$67.8 million	CAD$20.3 million
NPV (10%)	CA$56.8 million	CAD$13.4 million

	Pre-Tax	Pre-Tax

Canarc Resource Corp.

Internal Rate of Return	28.8%	14.9%
Payback Period	3.8 years	3.8 years

The revised economic model has been reviewed by Moose Mountain Technical Services which completed the preliminary assessment for New Polaris Gold Mine in 2007.  The independent Qualified Person for the update is Jim Gray, P. Eng.

4.4.2     Benzdorp Property, Suriname

The information in this section has been derived from and is based on the assumptions, qualifications and procedures set out in the Technical Report titled “Summary Report on the Benzdorp Project, Suriname” dated March 22, 2008, prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Company (the “Benzdorp Technical Report”).

The following is the executive summary from the Benzdorp Technical Report.  In addition, the Benzdorp Technical Report has been specifically incorporated by reference into this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Benzdorp Technical Report.  See Item 1.1 “Incorporation of Financial Statements, Proxy Circular and Other Documents”.

Summary

The 138,000-hectare Benzdorp property is situated in Southeastern Suriname approximately 250 km south-southeast of Paramaribo.  Canarc has earned a 40% interest in the property by spending US $5 million on exploration and making US$ 300,000 in payments to the Grasshopper Aluminum Company (Grassalco).  The concessions expired on July 15, 2007.  Applications were filed with the Minister of Natural Resources to re-issue the Concessions for another 3 year term on May 6, 2007 and have yet to be re-issued at the time of writing.

Since 1996, Canarc Resource Corp. has spent over US $5 million exploring the Benzdorp property for porphyry gold-copper and shear-hosted vein deposits.  Nearly all of the expenditure has been on the Precambrian sequence of mafic to intermediate volcanic and intrusive rocks located in the eastern most part of the property named “The Eastern Greenstone Belt”.  The work on the property was grid auger sampling, geological mapping, airborne magnetics and radiometric surveys, trenching and diamond drilling. Grid auger sampling has been completed over most of the Eastern Greenstone Belt .  Trenching and drilling, with the exception of a few holes, focused on the JQA target.

The JQA target covers an elliptical shaped stock of quartz diorite intruding older andesitic volcanic rocks.  The mineralization is dominantly chalcopyrite with lesser pyrite as disseminations and in a quartz vein stockwork.  Gold occurs with the copper mineralization.  Tropical weathering of the mineralization resulted in laterization and saprolitization of the upper 30 to 70 metres of the mineralized body. In this portion of the mineralization, all of the copper minerals were removed leaving only gold.  Based on drilling to date, the average grade of the mineralization is 0.45 gpt gold and 0.13% copper.  One of the two southernmost drill-holes intersected 0.55 gpt Au over a core length of 185 metres.   Airborne geophysical data indicates a western continuation to the associated quartz diorite body below Pointu Kreek.  In the writer’s opinion, these observations indicate the JQA zone may still be expanded to the south and west.  Lesser potential exists for an improvement in grade relative to that outlined thus far.

Grid soil sampling has highlighted a number of partially tested and untested gold-in-soil anomalies.  These include: the VHA and VHB anomalies on the Van Heemstra grid; anomalies in the Rufin and Botho grids and several anomalies on the Pichevin Grid.  The size of these anomalies suggests their sources are likely to be shear-hosted veins and not porphyry gold-copper mineralization.

Sampling of Poknokker pits has outlined numerous gold bearing quartz veins, particularily within the southern portion of the Eastern Greenstone Belt where the majority of this activity is located.

It was recommended that exploration continue with the objective of locating high-grade vein-type mineralization in addition to low-grade gold-copper bodies.  Building upon the JQA zone, these higher grade targets would

Canarc Resource Corp.

incrementally increase the economic viability of the property.  This multiple-deposit scenario was analogous to that which contributed to the economic viability of gold deposits in Suriname with similar geology.

Exploration should comprise shallow bulldozer trenching of anomalies identified by recent auger sampling, including the VHA,VHB, JQB and Rufin Grid anomalies and further sampling of Poknokker pits in the Eureka Kreek, Rufin Kreek, Pichevin Kreek and Roche Kreek areas.  Further extensive sampling of ongoing Poknokker workings should be of a higher priority as they offer just a brief opportunity for mapping and sampling.

A preliminary program of 3,000 m of diamond drilling should be completed on these targets once they have been defined and prioritised by the shallow trenching and pit sampling program.  The cost of this drilling program was estimated at US $664,000.

However, it was important to note no work was recommended prior to a renewal of title on all concessions that comprise the Benzdorp Property.

The foregoing was a summary from the Benzdorp Technical Report, a full text of which is available on SEDAR.  See Item 1.1.

In June 2007, Benzdorp Gold applied for an extension to the Benzdorp concessions prior to their expiry in July 2007.  Benzdorp Gold was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold applied for one new exploration concession in September 2008.  The Issuer had ceased all exploration work on the concessions in August 2007, and has elected to write-off its investment in the Benzdorp property at December 31, 2008.

4.5     Other Mineral Projects

The following mineral projects are not considered material properties of the Issuer.

4.5.1     Bellavista Gold Project, Costa Rica

The Bellavista property was a large, low-grade development-stage gold deposit located in Costa Rica.  Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”), the operator, had identified a smaller, higher grade, mineable reserve suitable for low cost open pit, heap leach gold production.  Central Sun declared commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.

For more detailed information on the Bellavista project, readers are referred to Central Sun’s website: www.centralsun.ca or to www.sedar.com.

Canarc had a net profit interest in the Bellavista project in which Canarc was entitled to 5.67% of the net profits during the first payback period, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commenced.  Thirty-five percent of this net profit interest reduced the net profit interest to be received from Central Sun until $317,741 in advance royalty payments are repaid. Canarc owned up to a 20% carried interest (after payback).  In July 2008 as amended in December 2008, Canarc entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which was received during fiscal 2008.

4.5.2     GNC (Eskay Creek) Property, British Columbia, Canada

Canarc Resource Corp.

The Issuer has a one-third carried interest in the GNC (Eskay Creek) property which is located in the Skeena Mining Division, British Columbia, Canada.  In fiscal 2005, Canarc elected to write-off the associated property costs, but continues to have a one-third carried interest in the GNC (Eskay Creek) property.

4.5.3     Sara Kreek Property, Suriname

The Issuer held an 80% interest in the shares of Sara Kreek Resource, the company which holds the Sara Kreek concession.  In April 2006, the Issuer agreed to transfer all its interest in Sara Kreek Resource to Wylap Development in exchange for a cash payment of $400,000 and the greater of $50,000 per year or 1.5% royalty on annual gross production until December 31, 2011 in settlement of any claims, loans and advances owed to the Issuer;  the Issuer received $450,000 in 2006 and $50,000 per year in 2008 and 2007.

4.5.4    Mexican Properties

Los Angeles:

In April 2008, Minera Canarc entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a 4 year period and issuing $50,000 in shares over a 12 month period.  The vendors retained a 3% NSR.  An initial payment of US$15,000 was paid upon the signing of the option agreement.

Los Arrastres:

In February 2007, the Issuer entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor retained a 2% net smelter return royalty (“NSR”) and the Issuer had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.

Pursuant to the Arrangement, the Los Arrastres property was transferred to Caza Gold in June 2008.

The information in this section has been derived from and is based on the assumptions, qualifications and procedures set out in the Technical Report titled “Report on the 2007 Exploration Program on the Los Arrastres Property” dated March 15, 2008, prepared by James G. Moors, PGeo (BC), Vice-President, Exploration, of the Company (the “Los Arrastres Technical Report”).

The following is the executive summary from the Los Arrastres Technical Report.  In addition, the Los Arrastres Technical Report has been specifically incorporated by reference into this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Los Arrastres Technical Report.  See Item 1.1 “Incorporation of Financial Statements, Proxy Circular and Other Documents”.

Summary

The “Los Arrastres” gold-silver project is located in the northern portion of the state of Guanjuato, Mexico, 70 km east of the city of Leon and 15 km southwest of the town of San Felipe.  A state highway and powerlines cross the property.

The property contains the past producing Providencia and San Felix mines;  both small, high-grade, epithermal vein hosted silver-gold deposits.  Historical information describes a total production of 8.8 million oz silver from 300,000

Canarc Resource Corp.

tonnes at an approximate average grade of 1000 grams per tonne silver and 1 gram per tonne gold.   The mines have been dormant since 1934 when they closed in 1934 as a result of the Mexican Revolution.

In 1991, Grupo Mexico performed extensive mapping, sampling, and geophysical surveying and drilled 11 holes on the the “El Payan” target near the southern property boundary where a blind low-grade (0.3 gpt Au) zone was outlined.

In 2004, the SGM (Mexican Geological Survey) completed four short drill holes into the San Felix stockwork zone over a 116 m strike length as part of their research program to assist small miners.  Each drill hole intersected open stopes approximately 2 m wide followed by footwall stockwork mineralization that ranges  between 1.38 grams per tonne Au over 2.5 m in hole BSF1 and 2.30 grams per tonne Au over 8.8 m in hole BSF3.

Exploration by Canarc in 2007 extended the interpreted strike extension of two of the principle epithermal vein targets, the Providencia and San Felix veins, through 100 x 25 m density soil geochemistry sampling and hand trenching/chip sampling.

The foregoing was a summary from the Los Arrastres Technical Report, a full text of which is available on SEDAR.  See Item 1.1.

Providencia and San Felix:

In March 2007, the Issuer entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Issuer issued 30,000 shares at a deemed value of CAD$0.63 per share in 2007.  The vendors retained a 2 ½ % net smelter return royalty (“NSR”), and the Issuer had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Issuer at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  The Issuer incurred $25,000 in expenditures, including acquisitions costs, for the property in fiscal 2007.  In April 2008, the Issuer terminated its efforts to enter into a formal agreement, and the Issuer wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury and cancelled.

Santiago:

In May 2007, the Issuer entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  The Issuer incurred $94,000 in expenditures, including acquisitions costs, for the property in fiscal 2007.  A cash payment of $60,000 was made in May 2008.

Pursuant to the Arrangement, the Santiago property was transferred to Caza Gold in June 2008.

Santiago Fraction:

In September 2007, the Issuer entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  The Issuer issued 15,000 common shares at a deemed value of CAD$0.45 per share and incurred $7,000 in expenditures, including acquisitions costs, for the property in fiscal 2007.

Pursuant to the Arrangement, the Santiago Fraction property was transferred to Caza Gold in June 2008.

Canarc Resource Corp.

ITEM 5:     DIVIDENDS

5.1     Dividends

To date and including each of the three most recently completed fiscal years ended December 31, 2008, the Issuer has not paid any cash dividends on its common shares nor does it intend to pay any cash dividends on its shares in the immediate future.  Cash dividends will, in all probability, only be paid in the event the Issuer successfully brings one of its properties into production.  The Issuer has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

In 2008, the Issuer closed the Arrangement whereby the Issuer distributed approximately 83% of its shareholdings, at that time, in Caza Gold to its shareholders by way of dividend in kind.  Item 4.1 provides further details.

ITEM 6:     DESCRIPTION OF CAPITAL STRUCTURE

6.1     General Description of Capital Structure

In 2005, the Issuer increased its authorized share capital from 100,000,000 common shares without par value to unlimited number of common shares without par value.

All common shares of the Issuer rank equally as to dividends, voting powers and participation in assets and in all other respects.  Each share carries one vote per share at meetings of the shareholders of the Issuer.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares.  The shares presently issued are not subject to any calls or assessments.

There is a Shareholders Rights Plan detailed below:

Shareholder Rights Plan:

On May 31, 2005, the shareholders of the Issuer approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Issuer makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Issuer held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Issuer.  The Rights expire on April 30, 2015.

The rights of holders of common shares may not be modified other than by vote of 2/3 of the common shares voting on such modification.  Because a quorum for a general meeting can exist with two shareholders, present in person or by proxy, the rights of holders of common shares may be modified by the votes of less than a majority of the issued common shares of the Issuer.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the grounds that the affairs of the Issuer are being conducted in a manner oppressive to one or more of the shareholders or that some

Canarc Resource Corp.

resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders.  That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

(a)

direct or prohibit any act or cancel or vary any transaction or resolution;

(b)

regulate the conduct of the Issuer’s affairs in the future;

(c)

provide for the purchase of the common shares of any shareholder of the Issuer by another shareholder of the Issuer, or by the Issuer;

(d)

in the case of a purchase by the Issuer, reduce the Issuer’s capital or otherwise;

(e)

appoint a receiver or receiver manager;

(f)

order that the Issuer be wound up;

(g)

authorize or direct that proceedings be commenced in the name of the Issuer against any party on the terms the Court directs;

(h)

require the Issuer to produce financial statements;

(i)

order the Issuer to compensate an aggrieved person;  and

(j)

direct rectification of any record of the Issuer.

If the Issuer retains a share redeemed, purchased or otherwise acquired by it, the Issuer may sell, gift or otherwise dispose of the share, but, while such share is held by the Issuer it (1) is not entitled to vote the share at a meeting of its shareholders; (2) must not pay a dividend in respect of the share; and (3) must not make any other distribution in respect of the share.

The directors of the Issuer call all annual general meetings and extraordinary general meetings.  Any one or more shareholders holding 5% or more of the Issuer’s shares can requisition a meeting.  In certain circumstances, a shareholders’ meeting can be called by the Supreme Court of British Columbia.

Subject to the prohibition that the Issuer must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that the Issuer is insolvent or making the payment or providing the consideration would render the Issuer insolvent, and also subject to the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Issuer may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

There are no conditions in the Articles and Notice of Articles governing changes in capital that are more stringent than is required by law.

6.2     Constraints

There are no known constraints on the ownership of the securities of the Issuer to ensure that the Issuer has a required level of Canadian ownership.

6.3     Ratings

There are no known ratings, including provisional ratings, by rating organizations for securities of the Issuer which are outstanding and such ratings continue in effect.

ITEM 7:     MARKET FOR SECURITIES

7.1     Trading Price and Volume

The Issuer’s common shares are traded on The Toronto Stock Exchange in Canada (the “TSX”) under the symbol “CCM”.

The following table provides the high and low prices and volume for the Issuer’s shares for the periods indicated as traded on the TSX (stated in terms of Canadian dollars):

Canarc Resource Corp.

(Stated in terms of Canadian dollars)

Month	High (CAD$)	Low (CAD$)	Volume

2009
March 1 to 25	$0.09	$0.08	306,900
February	$0.10	$0.08	494,300
January	$0.10	$0.06	402,500

2008
December	$0.06	$0.04	2,831,200
November	$0.10	$0.05	1,046,700
October	$0.11	$0.05	1,930,700
September	$0.18	$0.09	842,100
August	$0.23	$0.16	477,300
July	$0.30	$0.20	529,100
June	$0.31	$0.23	751,000
May	$0.31	$0.24	634,100
April	$0.27	$0.23	1,541,200
March	$0.39	$0.23	1,521,000
February	$0.38	$0.30	1,227,700
January	$0.44	$0.27	2,402,400

ITEM 8:     ESCROWED SECURITIES

8.1     Escrowed Securities

The Issuer does not have any escrowed securities.

ITEM 9:     DIRECTORS AND OFFICERS

9.1     Name, Occupation and Security Holding

The following are the full names, province/state and country of residence, and their respective positions with the Issuer and their principal occupations within the preceding five years for all of the directors and officers of the Issuer:

Name and Ordinary Residence (1)	Principal Occupation or Employment during the past five years (1) (2)	Current Position with Company and Period of Service	Approximate number and percentage of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised (as of March 25, 2009) (4)

Canarc Resource Corp.

Bradford J. Cooke BC, Canada	Chairman and CEO of Canarc Resource Corp.	Chief Executive Officer and Director (since Jan. 22, 1987); President (from Jan. 1987 to Dec. 2005)	1,354,980 (1.86%)
Bruce Bried BC, Canada

Vice-President, Mining, for Endeavour Silver Corp. from March 2005 to February 2007;

General Manager for Kinross Gold USA Inc. from January 2004 to February 2005;

Consultant from January 2002 to January 2004

		Director (since June 1, 2008); President and Chief Operating Officer (from February 15, 2007 to May 31, 2008)	150,000 (0.21%)
Derek Bullock (3) Ontario, Canada	Mining Consultant	Director (since March 12, 1996)	5 (0.00%)
Leonard Harris (3) Colorado, USA	Retired, Former President and General Manager of Newmont Peru Ltd.	Director (since June 5, 2001)	210,000 (0.29%)
William Price (3) California, USA	Former Chairman and Chief Equity Investment Officer, RCM Capital Management (Emeritus from 2003 to Present)	Director (since May 2005)	5,556,000 (7.64%)
Garry Biles BC, Canada

General Manager of Glencairn Gold Corp. from April 2005 to January 2007;

General Manager of Procon Mining & Tunnelling from July 2002 to April 2005;

General Manager of Homestake Mining from July 1994 to April 2002

		President and Chief Operating Officer (since June 1, 2008); Vice-President, Mining (from March 1, 2007 to May 31, 2008)	Nil
James Moors BC, Canada	Vice-President of Exploration and Exploration Manager of Canarc Resource Corp. (from 2002 to Present); Director of Information of BC Yukon Chamber of Mines (from 1999 to 2002)	Vice-President of Exploration (since June 2005)	32,012 (0.04%)
Stewart L. Lockwood BC, Canada	Lawyer with Vector Corporate Finance Lawyers (since 2001); Counsel for the Issuer prior thereto	Secretary (since 1994)	85,174 (0.12%)

Canarc Resource Corp.

Philip Yee BC, Canada

Chief Financial Officer, VP-Finance and/or Controller of Canarc Resource Corp. (from May 2003 to Present);

Chief Financial Officer, Finance Manager and/or Controller of Endeavour Silver Corp. (from May 2003 to February 2007);

Controller for Augusta Group (from 1996 to 2003)

	Chief Financial Officer and Vice-President, Finance (since June 2005)	Nil

(1)

The information as to residence and principal occupation during the past five years is not within the knowledge of the Issuer and has been furnished by the respective directors and officers.

(2)

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3)

Member of Audit Committee.

(4)

As of March 25, 2009, the Issuer had 72,704,505 shares issued and outstanding.

As at the date hereof, the Issuer does not have an executive committee.

At the Issuer’s Annual General Meeting held on April 29, 2008, Messrs. Bradford Cooke, Derek Bullock, Leonard Harris and William Price were re-elected as directors.  Directors are elected for a period of one year.

As at March 25, 2009, 7,388,171 common shares of the Issuer are beneficially owned, directly or indirectly, by the directors and senior officers, as a group, representing 10% of the issued and outstanding voting securities (72,704,505 common shares).

9.2     Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)

is or has been a director or executive officer of any company (including the Issuer), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than, as set out in its news release dated September 14, 2006, it was placed on the defaulting issuer list of the B.C. Securities Commission (on or about August 29, 2006) until such time as it filed the two Technical Reports on two of its mineral properties (see Item 4.4), which Reports were filed on SEDAR on November 20, 2006;

Canarc Resource Corp.

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;  or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Subsequent to December 31, 2000, no director, officer or promoter of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has:

(a)

been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority;  or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

9.3     Conflicts of Interest

Certain directors and officers of the Issuer are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Issuer.  As required by law, each of the directors of the Issuer is required to act honestly, in good faith and in the best interests of the Issuer.  Any conflicts which arise shall be disclosed by the directors and officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability with the obligations imposed on them by law.

ITEM 10:     PROMOTERS

10.1     Promoters

Within the three most recently completed financial years ended December 31, 2008 and up to the date of this AIF, the Issuer does not have nor employed any person or company acting or performing as a promoter for the Issuer.

ITEM 11:     LEGAL PROCEEDINGS

11.1     Legal Proceedings

There are no known legal proceedings to which the Issuer is a party or which any of its property is the subject or any such proceedings known to the Issuer to be contemplated.

11.2     Regulatory Actions

The Issuer was placed on the defaulting issuer list of the B.C. Securities Commission (on or about August 29, 2006) and was removed from such list on or about November 20, 2006 when the Issuer filed on SEDAR the two Technical Reports on two of its mineral properties (see Item 4.4).

Canarc Resource Corp.

ITEM 12:     INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1     Interest of Management and Others in Material Transactions

As at the date of this AIF, Mr. William Price (“Mr. Price”) controlled, either directly or indirectly, 5,556,000 common shares of the Issuer, representing a 7.64% interest in the Issuer.  Mr. Price directly controls 4,556,000 common shares and indirectly controls 1,000,000 common shares through The William L Price Charitable Foundation.  Mr. Price is a director and is a member of the Audit Committee of the Issuer, but does not exert control over the Issuer nor over the Board of Directors, is not actively involved in the operations of the Issuer, and does not have any material interest, directly or indirectly, in any transaction that has materially affected or will materially affect the Issuer, to the best of the Issuer’s knowledge.

Also, in December 2007, the Issuer’s wholly-owned subsidiary at that time, Caza Gold, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 are from directors and officers of the Issuer.  The loans were repayable on demand and bore an interest rate of 9% per annum.  Pursuant to the Arrangement on June 25, 2008, Caza Gold is no longer a wholly-owned subsidiary of the Issuer.

Except as noted in this AIF, within the three most recently completed financial years ended December 31, 2008 and up to the date of this AIF, none of the following:

(a)

director or executive officer of the Issuer;

(b)

a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Issuer;  and

(c)

an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b),

has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Issuer to the best of the Issuer’s knowledge.

ITEM 13:     TRANSFER AGENT AND REGISTRAR

13.1     Transfer Agent and Registrar

The Issuer’s transfer agent and registrar is:

Computershare Investor Services Inc.

3rd Floor, 510 Burrard Street

Vancouver, BC

Canada

V6C 3B9

ITEM 14:     MATERIAL CONTRACTS

14.1     Material Contracts

On February 15, 2008, the Issuer and Caza Gold entered into an Arrangement Agreement to implement a Plan of Arrangement which closed on June 25, 2008.  Items 3.1 and 4.1 provide further details.

There are no other contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Issuer’s business, that are material to the Issuer and which were entered into from January 1, 2009 to March 25, 2009, in the most recently completed fiscal year ended December 31, 2008 or before the most recently completed financial year, but is still in effect as of the date of this AIF.

Canarc Resource Corp.

ITEM 15:     INTERESTS OF EXPERTS

15.1     Names of Experts

James G. Moors, PGeo (BC), Vice-President, Exploration of the Issuer, of Vancouver, British Columbia, prepared the Technical Report referred to in this document, titled “Summary Report on the Benzdorp Project, Suriname” dated March 22, 2008.

James G. Moors, PGeo (BC), Vice-President, Exploration of the Issuer, of Vancouver, British Columbia, prepared the Technical Report referred to in this document, titled “Report on the 2007 Exploration Program on the Los Arrastres Property” dated March 15, 2008.

J.H. (Jim) Gray, P.Eng. of Moose Mountain is the independent Qualified Person as defined by NI 43-101 prepared the Technical Report referred to in this document, titled “New Polaris Project - Preliminary Assessment”, which was dated October 4, 2007.  Moose Mountain was commissioned as independent consultants to work with the Issuer’s personnel in developing the conceptual mine plan and mining capital and operating costs;  Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs;  and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  In January 2009, the Issuer completed a revised preliminary assessment from recent optimization efforts which improved the project’s economics.  The revised economic model has been reviewed by Moose Mountain Technical Services, and the independent Qualified Person for the update is Jim Gray, P. Eng.

James G. Moors, PGeo (BC), Vice-President, Exploration of the Issuer, of Vancouver, British Columbia, prepared the Technical Report referred to in this document, titled “Summary Report on the Benzdorp Project Suriname” dated March 22, 2007.

R.J. Morris, MSc, PGeo, of Moose Mountain Technical Services and G.H. Giroux, MASc, PEng, of Giroux Consultants Limited, both of whom are independent Qualified Person as defined by NI 43-101 prepared the Technical Report referred to in this document, titled “Resource Potential, New Polaris Project”, which was dated March 14, 2007.

15.2     Interests of Experts

To the best of its knowledge, the experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Issuer when the experts prepared their respective reports, with the exception of James G. Moors, who was Vice-President of Exploration of the Issuer at the time he prepared and filed the technical reports.  Mr. Moors held 30,612 shares of the Issuer when he prepared the technical report, “Report on the 2007 Exploration Program on the Los Arrastres Property”, dated March 15, 2008, and the technical report, “Summary Report on the Benzdorp Project, Suriname”, dated March 22, 2008, representing approximately 0.04% of the outstanding shares of the Issuer at that time, and nil shares when he prepared the technical report, “Summary Report on the Benzdorp Project, Suriname”, dated March 22, 2007.

Smythe Ratcliffe LLP ("Smythe Ratcliffe") are the auditors of the Issuer and have audited the annual consolidated financial statements for the year ended December 31, 2008.  Smythe Ratcliffe have confirmed that they are independent with respect to the Issuer within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 16:     ADDITIONAL INFORMATION

16.1     Additional Information

Canarc Resource Corp.

Additional information relating to the Issuer are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Issuer’s Information Circular pertaining to its most recent Annual General Meeting of security holders that involves the election of directors;  and

(c)

is also provided in the Issuer’s financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2008.

16.2     Audit Committee

1.

The Audit Committee’s Charter

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) came into force on March 30, 2004 and became applicable to all issuers listed on the TSX Toronto Stock Exchange by July 1, 2005.  The Company adopted an Audit Committee Charter effective May 31, 2005, a copy of which is herein attached as Schedule “A”.  Effective March 17, 2008, MI 52-110 was rescinded and replaced by National Instrument 52-110 Audit Committees (“NI 52-110”).

NI 52-110, Audit Committees, requires that every issuer disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.

Composition of the Audit Committee

The Company’s audit committee is comprised of three directors, as set forth below:

Derek Bullock

Leonard Harris

William Price

As defined in NI 52-110, Derek Bullock, Leonard Harris and William Price are “independent”.  The Company therefore meets the requirement of NI 52-110 that all audit committee members be independent.

All of the members of the audit committee are financially literate, meaning that he must be able to read and understand financial statements.

3.

Relevant Education and Experience

Leonard Harris - Mr. Harris is a professional engineer with a Metallurgy diploma and 50 years experience in all aspects of mineral processing and mining operations world wide, including the construction of the Yanacocha gold mine in Peru.  Since 1995, Mr. Harris has been a consultant and director of several small cap mining companies including Corriente Resources Inc. (former director), Sulliden Exploration Inc., Solitario Exploration & Royalty Corp., Golden Arrow Resources Corporation, Pediment Gold Corp., Endeavour Silver Corp., Alamos Gold Inc., Castle Gold Corporation, Cardero Resource Corp., IMA Exploration Inc., Indico Resources Limited, and the Company, as well as Aztec Metals Corp. (a private company).

Derek Bullock - Mr. Bullock has a Masters degree from Queens University, and is a director and the past President of Iamgold Corporation.  He is currently on the corporate governance committee of Iamgold Corporation.

William Price – Mr. Price has significant experience and expertise in the financial world, having served as the Chairman, CEO and CIO of RCM Capital Management LLC and as Global Chief Investment Officer of Allianz Global Investors AG.  Mr. Price was a research analyst in the 1960’s for well recognized firms in the US equity markets, taking on the additional responsibility of portfolio manager with Donaldson, Lufkin, Jenrette in 1970.

Canarc Resource Corp.

Starting in 1977, Mr. Price became an early partner in RCM Capital Management and ultimately led the Company as CEO.  RCM Capital Management had more than US$30 billion under management upon his retirement in 2003.

4.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions:

(a)

the exemption in section 2.4. De Minimis Non-audit Services;

(b)

the exemption in section 3.2 Initial Public Offerings;

(c)

the exemption in section 3.4 Events Outside Control of Member;

(d)

the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member;  or

(e)

an exemption from National Instrument 52-110, Audit Committees, in whole or part granted under Section 8, Exemptions

5.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited and Exceptional Circumstances.

6.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in section 3.8, Acquisition of Financial Literacy.

7.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

8.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

9.

External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2007	$86,500	Nil	Nil	Nil
December 31, 2008	$50,000 (estimated)	Nil	Nil	Nil

(1)

The aggregate fees billed by the Company’s external auditor.

(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1, 2 and 3 above.

Canarc Resource Corp.

Canarc Resource Corp.

SCHEDULE “A”

CANARC RESOURCE CORP. (the "Company")

AUDIT COMMITTEE CHARTER

Effective as of May 31, 2005

1.

Audit Committee Mandate

i

2.

Committee Organization

i

2.1

Composition & Independence

i

2.2

Financial Training & Financial Expert

i

2.3

Financial Expert Duties

ii

2.4

Annual Appointment and Chairman Appointment

ii

2.5

Removal & Compensation

ii

3.

Meetings

ii

3.1

Quarterly Meetings

ii

3.2

Chairman Duties

ii

3.3

Third Party Attendees at Meetings

ii

3.4

Quorum & Majority Voting

ii

4.

Authority

iii

4.1

Authority to Investigate & Require Disclosure

iii

4.2

Authority to Engage Outside Advisers

iii

4.3

Authority Over Company Auditors

iii

5.

Annual Performance Evaluation

iii

6.

Specific Duties

iii

7.

Complaint Procedures

v

8.

Limitations on Committee’s Duties

v

1.

AUDIT COMMITTEE MANDATE

The Audit Committee (the “Committee”) will assist the Board of Directors (the “Board”) of Canarc Resource Corp. (the “Company”) in fulfilling its oversight responsibilities.  The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct as more fully described below.  In performing its duties, the Committee will maintain effective working relationships with the Board of directors, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

2.

COMMITTEE ORGANIZATION

2.1

Composition & Independence

The Committee will be comprised of three (3) or more directors as determined by the Board ALL of whom shall satisfy the “independence” requirement of the applicable securities regulatory requirements.

2.2

Financial Training & Financial Expert

Each member will be “financially literate” as defined in the applicable securities regulatory requirements or shall become financially literate within a reasonable period of time after his or her appointment to the Committee.   Each member will have an understanding of the accounting principles used by the Company to prepare its financial statements and, in addition, will have at least one member who will be engaged in the active supervision of the

i

Canarc Resource Corp.

persons engaged in the preparation, audit, analysis or evaluation of certain types of financial statements (the “financial expert”).

2.3

Financial Expert Duties

The designation or identification of a member as Committee financial expert shall not impose on such member any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on any other member of the Committee or Board.

2.4

Annual Appointment and Chairman Appointment

The Board will appoint annually, at the organizational meeting of the full board on the recommendation of the Nominating / Corporate Governance Committee, if any, the members of the Committee.  The Board will appoint one member of the Committee as the chair of the Committee.

2.5

Removal & Compensation

A Committee member shall be automatically removed without further action of the Board if the member ceases to be a director of the Company or is found by the Board to no longer be an independent director as required by this Charter.  Committee members may be otherwise removed or replaced by a vote of the Board upon recommendation of the Nominating / Corporate Governance Committee.  No member serving on the Committee shall receive directly or indirectly, any compensation, advisory or other compensation fee from the Company or an affiliate of the Company other than director fees for service as a director.

3.

MEETINGS

3.1

Quarterly Meetings

The Committee is to meet at least four (4) times annually and as many additional times as the Committee deems necessary.  Committee members will endeavor to be present at all meetings either in person or by telephone.  As necessary or desirable, but in any case at least quarterly, the Committee shall meet with members of management and, if required external auditors, to discuss the financial reporting and any matter that the Committee or management deems necessary.

3.2

Chairman Duties

The Chairman in consultation with other members of the Committee, the Company’s independent auditors and the appropriate officers of the Company, will be responsible for calling meetings of the Committee, establishing the agenda and supervising the conduct of the meeting.  The Committee may also take any action permitted hereunder by unanimous written consent.

3.3

Third Party Attendees at Meetings

The Committee may request any officer or employee of the Company or the Company’s outside legal counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consult to, the Committee.

3.4

Quorum & Majority Voting

Except as otherwise provided by this Charter or applicable laws or regulations, as amended from time to time:

(a)

A majority of the members of the Committee meeting, either present in person or by means of remote communication, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the Committee, and

(b)

All actions of the Committee shall be by affirmative vote of a majority of those members so determined to be present or represented by proxy.

Canarc Resource Corp.

4.

AUTHORITY

4.1

Authority to Investigate & Require Disclosure

Subject to the prior approval of the Board, the Committee is granted the authority to investigate and require such information and explanation from management, as it considers reasonably necessary, any matter or activity involving financial accounting, financial reporting, financial risk, and the internal controls of the Company.  In addition, the Committee has the authority to require management to promptly inform the Committee and the external auditor of any material misstatement or error in the financial statements following the discovery of such instance.

4.2

Authority to Engage Outside Advisers

The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Committee.

4.3

Authority Over Company Auditors

In recognition of the fact that the independent auditors are ultimately accountable to the Committee, the Committee shall have the authority and responsibility to nominate for shareholder approval, evaluate, and where appropriate, replace the independent auditors and shall approve all audit engagement fees and terms and all non-audit engagements with the independent auditors.  The Committee shall consult with management but shall not delegate these responsibilities.

5.

ANNUAL PERFORMANCE EVALUATION

The Committee will conduct and review with the Board annually an evaluation of the Committee’s performance with respect to the requirements of the Charter.  The evaluation should set forth the goals and objectives of the Committee for the upcoming year.

6.

SPECIFIC DUTIES

In carrying out its oversight responsibilities, the Committee will:

(a)

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

(b)

Review with the Company’s management and, as necessary, its external auditors and recommend to the Board the Company’s quarterly and annual financial statements and management discussion and analysis that is to be provided to shareholders, stakeholders and the appropriate regulatory authorities, including any financial statement contained in a prospectus, information circular, registration statement or other similar document.

(c)

Review the Company’s management annual and interim earnings press release before any public disclosure.

(d)

Recommend to the Board the external auditors to be nominated for the purposes of preparing or issuing an audit report or performing other audit’s review or attest services and the compensation to be paid to the external auditors.  The external auditors shall report directly to the Committee.

(e)

The Committee will annually review the qualifications, expertise and resources and the overall performance of external auditor and, if necessary, recommend to the Board the termination of the external auditor (and its affiliates), in accordance with the applicable securities laws.

(f)

Review with management the scope and general extent of the external auditors’ annual audit.  The Committee’s review should include an explanation from the external auditors of the factors considered in determining the audit scope, including major risk factors.  The external auditors should confirm to the Committee whether or not any limitations have been placed upon the scope or nature of their audit procedures.

(g)

Be directly responsible for the oversight of the work of the external auditors, including the resolution of disagreements between management of the Company and the external auditors.

Canarc Resource Corp.

(h)

Review with the Company’s management and external auditors the Company’s accounting and financial reporting controls.  Obtain annually in writing from the external auditors their observations, if any, on significant weaknesses in internal controls as noted in the course of the auditor’s work.

(i)

Evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company and ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

(j)

The Committee is to meet at least once annually, with the independent auditors, separately, without any management representatives present for the purpose of oversight of accounting and financial practices and procedures.

(k)

Review with the Company’s management and external auditors significant accounting and reporting principles, practices and procedures applied by the Company in preparing its financial statements.  Discuss with the external auditors their judgment about the quality of the accounting principles used in financial reporting.

(l)

Inquire as to the independence of the external auditors and obtain from the external auditors, at least annually, a formal written statement delineating all relationships between the Company and the external auditors and the compensation paid to the external auditors.

(m)

At the completion of the annual audit, review with management and the external auditors the following:

i.

The annual financial statements and related notes and financial information to be included in the Company’s annual report to shareholders.

ii.

Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

iii.

Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit.  Inquire about the cooperation received by the external auditors during the audit, including all requested records, data and information.

iv.

Inquire of the external auditors whether there have been any material disagreements with management, which, if not satisfactorily resolved, would cause them to issue a not standard report on the Company’s financial statements.

(n)

Meet with management, to discuss any relevant significant recommendations that the external auditors may have, particularly those characterized as “material” or “serious”.  Typically, such recommendations will be presented by the external auditors in the form of a Letter of Comments and Recommendations to the Committee.  The Committee should review responses of management to the Letter of Comments and Recommendations from external auditors and receive follow-up reports on action taken concerning the aforementioned recommendations.

(o)

Have the sole authority to review in advance, and grant any appropriate pre-approvals, of all non-audit services to be provided by the independent auditors and, in connection therewith, to approve all fees and other terms of engagement.  The Committee shall also review and approve disclosures required to be included in periodic reports filed with securities regulators with respect to non-audit services performed by external auditors.

(p)

Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures.

(q)

Review and approve the Company’s hiring of partners, employees and former partners and employees of the present and past auditors.

(r)

Review with management and the external auditors the methods used to establish and monitor the Company’s policies with respect to unethical or illegal activities by the Company employees that may have a material impact in the financial statements.

(s)

The Committee will conduct an appropriate review of all proposed related party transactions to identify potential conflict of interest and disclosure situations.  The Committee shall submit the related party transaction to the Board of Directors for approval by a majority of independent

Canarc Resource Corp.

directors, excluding any director who is the subject of a related transaction, and implementation of appropriate action to protect the Company from potential conflicts of interest.

(t)

The Committee will, if required, prepare a report for the inclusion on the Company’s proxy statement for its annual meeting of stockholders describing the Committee’s structure, its members and their experience and education.  The report will address all issues then required by the rules of the regulatory authorities.

7.

COMPLAINT PROCEDURES

The Committee shall establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(b)

the confidentiality, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)

ensuring that significant findings and recommendations made by management and the external auditor are received and discussed on a timely basis;

(d)

the review of policies and procedures in effect for considering officers’ expenses and perquisites; and

(e)

the performance of other oversight functions as requested by the Board.  The Committee must periodically review such procedures to ensure they are effective and ensure compliance by the Company with such procedures.

8.

LIMITATIONS ON COMMITTEE’S DUTIES

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.  These are the responsibility of management and the independent auditor.  Nor is it the duty of the Committee to assure compliance with the laws and regulations.

v

Canarc Resource Corp.